EXHIBIT 99.1

Wheaton Precious Metals Corp.
Common Shares
(no par value)
ATM EQUITY OFFERINGSM SALES AGREEMENT
April 16, 2020
BofA Securities, Inc.
One Bryant Park
New York, New York 10036
Merrill Lynch Canada Inc.
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8

BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

BMO Nesbitt Burns Inc.
100 King St. West
Toronto, Ontario M5X 1H3

RBC Capital Markets, LLC
Brookfield Place
200 Vesey St.
New York, New York 10281-8098

RBC Dominion Securities Inc.
4th Floor, South Tower, 200 Bay Street
Toronto, Ontario M5J 2W7

Scotia Capital (USA) Inc.
250 Vesey Street, 24th floor
New York, New York 10281

Scotia Capital Inc.
40 King Street West, 64th Floor Scotia Plaza
Toronto, Ontario M5H 1H1

And the other Agents listed in Annex I hereto

Ladies and Gentlemen:
Wheaton Precious Metals Corp., a corporation continued under the Business Corporations Act (Ontario) (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through BofA Securities, Inc. (“BofA”), BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., MUFG Securities Americas Inc. and Mizuho Securities USA LLC (each, a “U.S. Agent”, and collectively, the “U.S. Agents”) and Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Eight Capital, Raymond James Ltd. and Canaccord Genuity Corp. (each, a “Canadian Agent”, collectively, the “Canadian Agents” and, together with the U.S. Agents, the “Agents”), in each case as sales agent, shares (the “Shares”) of the Company’s common shares, no par value (the “Common Shares”), having an aggregate gross sales price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold), on the terms set forth in this ATM Equity OfferingSM Sales Agreement (the “ATM Program”).  References herein to “this Agreement” or to matters contained “herein” or “hereunder”, or words of similar import, mean this ATM Equity Offering SM Sales Agreement.
The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”) the Canadian Preliminary Base Prospectus (as defined herein) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate amount of up to US$2,000,000,000 (or the equivalent thereof in other currencies) in the Company’s Common Shares, preferred shares, debt securities, subscription receipts, units and warrants (collectively, the “Shelf Securities”) in each case in accordance with the applicable laws, rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), as modified by the Exemption (as defined herein) and the Translation Decision (as defined herein) (the “Canadian Securities Laws”). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued, on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt on May 3, 2019 evidencing that a receipt has been issued, on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Base Prospectus (the “Receipt”). The “Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus (in both the English and French languages) of the Company dated April 9, 2019 relating to the Shelf Securities, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The “Canadian Base Prospectus” means the (final) short form base shelf prospectus (in both the English and French languages) of the Company dated May 3, 2019 relating to the Shelf Securities, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has prepared the Canadian Prospectus Supplement (as defined herein) and promptly after execution and delivery of this Agreement, the Company will file with the Canadian Qualifying Authorities the Canadian Prospectus Supplement in accordance with Canadian Securities Laws. The “Canadian Prospectus Supplement” means the most recent prospectus supplement (in the English language) to the Canadian Base Prospectus relating to the Shares, as so filed, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including, but not limited to, all Designated News Releases. The “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian Securities Laws) and identified by the Company as a “designated news release” for the purposes of the Canadian Prospectus Supplement and the Canadian Base Prospectus in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”).  The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference therein and in the Canadian Base Prospectus but only for the purposes of the ATM Program. The “Translation Decision” means the decision of the Autorité des marchés financiers dated April 14, 2020 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus Supplement and the documents incorporated by reference in the Canadian Prospectus Supplement be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus Supplement, the Company is not required to publicly file French versions of the Canadian Prospectus Supplement and the documents incorporated by reference therein.
The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10  (File No. 333-230782) covering the registration of the Shelf Securities, including the Shares, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement.  Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the 1933 Act and the 1933 Act Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the 1933 Act. The “Registration Statement”, as of any time, means such registration statement, including amendments and supplements thereto at such time, the exhibits and any schedules thereto at such time, and the documents incorporated by reference therein at such time including those incorporated by reference pursuant to Item 4 of Form F-10 under the 1933 Act.  The “U.S. Base Prospectus” means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, in the form in which it appeared in the Registration Statement on the date it became effective.  The Company has prepared the U.S. Prospectus Supplement (as defined herein) and promptly after execution and delivery of this Agreement, the Company will file with the Commission the U.S. Prospectus Supplement, pursuant to General Instruction II.L of Form F-10 under the 1933 Act. The “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, relating to the Shares, as so filed, and includes the exhibits and schedules thereto at such time and the documents incorporated by reference therein at such time pursuant to Item 4 of Form F-10 under the 1933 Act.  The “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with Commission in accordance with General Instruction II.L of Form F-10 under the 1933 Act) together with the U.S. Base Prospectus.
The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X (“Form F-X”) in conjunction with the filing of the Registration Statement.

“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus. “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”).
As used in this Agreement:
“Agents’ Information” means, solely the following information: (i) the tenth paragraph in the “Plan of Distribution” section in the Prospectus Supplements and (ii) with respect to each Agent, such Agent’s name included on the front covers of the Prospectus Supplements, the back cover of the U.S. Prospectus Supplement and in the certificate of the agents included in the Canadian Prospectus Supplement.
“Applicable Time” means, with respect to any offer and sale of Shares, the time immediately prior to the first contract of sale for such Shares, or such other time as agreed by the Company and the applicable Agent.
“General Disclosure Package” means each Issuer General Use Free Writing Prospectus, if any, issued prior to the Applicable Time, the most recent U.S. Prospectus filed with the Commission in accordance with Section 3(b), 3(c) or 3(k) hereof that is distributed to investors prior to the Applicable Time and the number of Shares and the initial offering price per Share, all considered together.
“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including, without limitation, any “free writing prospectus” (as defined in Rule 405) relating to the Shares that is (i) required to be filed with the Commission by the Company, (ii) a “road show for an offering that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the

Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the offering thereof that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).
“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus approved by the Agents or, in the case of a specific offer and sale of Shares, the applicable Agents pursuant to Section 3(k) hereof that is furnished to the Agents or such Agents, as the case may be, for general distribution to investors, as evidenced by communications between the Company and the Agents or such Agents, as the case may be.
“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.
All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “made,” “stated” or “referred to” (or other references of like import) in the Registration Statement or the U.S. Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement or the U.S. Prospectus, as the case may be, prior to the Applicable Time relating to the particular Shares; and all references in this Agreement to amendments or supplements to the Registration Statement or the U.S. Prospectus shall be deemed to include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder (the “1934 Act Regulations”) incorporated or deemed to be incorporated by reference in the Registration Statement or the U.S. Prospectus, as the case may be, at or after the Applicable Time relating to the particular Shares. All references in this Agreement to financial statements and schedules and other information which is “contained,” “included,” “made,” “stated” or “referred to” (or other references of like import) in the Canadian Base Prospectus or the Canadian Prospectus Supplement shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus Supplement prior to the Applicable Time relating to the particular Shares.
Section 1.  Representations and Warranties.  The Company represents and warrants to the Agents at the date of this Agreement, each Amendment Date (as defined in Section 3(n) hereof), each Company Periodic Report Date (as defined in Section 3(m) hereof), each Company Earnings Report Date (as defined in Section 3(n) hereof), each Request Date (as defined in Section 3(n) hereof), each Applicable Time and each Settlement Date (as defined in Section 2(i) hereof) (collectively, a “Representation Date”), and agrees with the Agents, as follows:
(i)          Good Standing of the Company and the Material Subsidiaries.  The Company and each “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X, and for the avoidance of doubt, being Wheaton Precious Metals International and Silver Wheaton Luxembourg S.a.r.l.) (each, a “Material Subsidiary” and collectively, the “Material Subsidiaries”) have been duly incorporated or continued and are existing and in good standing under the laws of their respective jurisdictions. The Company and the Material Subsidiaries are current and up-to-date in all material respects with all filings required to be made by them in their respective jurisdictions, have all requisite corporate power and authority and are duly qualified and possess all certificates, authorizations, permits and licences issued by the appropriate provincial, state, municipal or federal regulatory agencies or bodies necessary and have not received and are not aware of any invalidity or lapse in effectiveness, modification or revocation to such licences, authorizations, certificates or permits (except such invalidity or lapse as would not, singly or in the aggregate, reasonably be expected to result in a material adverse effect in (A) the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (B) the ability of the Company to enter into and perform any of its obligations under, or to consummate any of the transactions contemplated in, this Agreement (collectively, a “Material Adverse Effect”)), to carry on their respective businesses as now conducted and to own their respective properties and assets, in each case, as described in the Registration Statement, the General Disclosure Package and the Prospectuses, and the Company has all requisite corporate power and authority to carry out its obligations under, and to consummate the transactions contemplated in, this Agreement.

(ii)         Material Subsidiaries.  The Company beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Material Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever (other than pursuant to the Company’s Revolving Credit Facility Agreement, dated February 27, 2015, among the Company and The Bank of Nova Scotia and Bank of Montreal as co-lead arrangers, joint bookrunners, and lenders, and the other parties thereto (as amended, restated and/or amended and restated from time to time, the “Amended Revolving Facility”)), all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer, issue or otherwise dispose of any capital stock of any Material Subsidiary. None of the outstanding shares of capital stock of or other equity interests in any Material Subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such Material Subsidiary or any other person or entity.
(iii)        Absence of Further Requirements.  Other than customary post-closing filings required by applicable Canadian Securities Laws, “blue sky laws” in the United States, the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”), and other than as specified in this Agreement, all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the issuance of the Shares and the consummation of the transactions contemplated hereby, have been made or obtained, as applicable.
(iv)       Absence of Proceedings for Dissolution. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries.
(v)        Absence of Violations, Defaults and Conflicts.  Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the issue and sale of the Shares and the use of proceeds thereof as described in the Registration Statement, the General Disclosure Package and the Prospectuses under the caption “Use of Proceeds” and the consummation of the transactions contemplated in this Agreement, does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation of a mortgage, lien, pledge, charge, security interest, encumbrance, claim or demand upon any property or assets of the Company or any subsidiary (whether after notice or lapse of time or both) under, (A) any statute, rule or regulation applicable to the Company or any subsidiary including, without limitation, the 1933 Act, the 1934 Act, the 1933 Regulations, the 1934 Regulations, the Canadian Securities Laws and the policies, rules and regulations of the TSX and NYSE; (B) the articles, by-laws or resolutions of the Company or any subsidiary which are in effect at the date hereof; (C) any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities (each, a “Debt Instrument”), note, indenture, mortgage or other form of indebtedness, contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements, to which the Company or any subsidiary is a party and which is material to the Company and the subsidiaries taken as a whole (each, a “Material Contract”); or (D) any judgment, decree or order binding the Company or any subsidiary or the property or assets of the Company or any subsidiary, except in the case of clauses (A), (C) and (D), as would not singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
(vi)        Financial Statements; Non-IFRS Financial Measures.  The consolidated financial statements of the Company and its consolidated subsidiaries included or incorporated by reference, as applicable, in the Registration Statement, the General Disclosure Package and the Prospectuses have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), consistently applied with prior periods, except as otherwise noted therein, contain no misrepresentation and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, accrued, contingent or otherwise) of the Company and its consolidated subsidiaries as at such dates and the results of operations of the Company and its consolidated subsidiaries for the periods then ended and there has been no material change in accounting policies of the Company since the end of its most recent fiscal year, other than as described in the Registration Statement, the General Disclosure Package and the Prospectuses. Except as included in the

Registration Statement, the General Disclosure Package and the Prospectuses, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement or the Prospectuses under the 1933 Act, the 1933 Act Regulations or the Canadian Securities Laws.  All disclosures contained or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses, if any, regarding “non-IFRS financial measures” comply with Canadian Securities Laws. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the U.S. Prospectus fairly presents the required information in all material respects and has been prepared in all material respects in accordance with the Commission's rules and guidelines applicable thereto.
(vii)       No Material Adverse Change.  There has been no adverse material change (actual or proposed, whether financial or otherwise) in the earnings, business, affairs, business prospects, operations, assets, liabilities (absolute, accrued, contingent or otherwise) or capital of the Company and its subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Change”), which has not been disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses and, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, since the end of the most recent fiscal year, the business of the Company and its subsidiaries has been carried on in all material respects in the usual and ordinary course consistent with past practice, to the extent that such past practice is consistent with the current business direction of the Company and its subsidiaries. Except as disclosed in the Registration Statement, General Disclosure Package and the Prospectuses, there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and except for quarterly dividends on the Common Shares in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class or series of its capital stock.
(viii)      Payment of Taxes.  All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto, including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted by the Company and its subsidiaries have been paid, collected or withheld and remitted, as applicable, and all tax returns, declarations, remittances and filings required to be filed by the Company and its subsidiaries have been filed with all appropriate governmental authorities, in each case except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses or where such failure to pay, collect, withhold, remit or file, as the case may be, would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect and all such returns, declarations, remittances and filings are complete and accurate in all respects except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect and no material fact or facts have been omitted therefrom which would make any of them misleading. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, or except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) no examination of any tax return of the Company or its subsidiaries by a taxing authority is currently in progress and (B) there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company and its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Company and its subsidiaries, except such waivers as disclosed to the Agents. The charges, accruals and reserves in the financial statements of the Company, prepared in accordance with IFRS, in respect of any corporate income tax liability for any taxation years that are not statute barred reflect amounts to be paid, except to the extent of any inadequacy that would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
(ix)        Independent Auditors.  The auditors who audited the annual consolidated financial statements of the Company and its consolidated subsidiaries included or incorporated by reference, as applicable, in the Registration Statement, the General Disclosure Package and the Prospectuses and who provided their audit report thereon are independent registered chartered accountants as required under the

Canadian Securities Laws and the applicable rules and regulations adopted by the Public Company Oversight Board (United States).
(x)         No Reportable Event. There has never been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present auditors of the Company or, to the knowledge of the Company, any former auditors of the Company and the present auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.
(xi)        No Pre-emptive Rights. Other than (i) stock options granted and outstanding under the Company’s share option plan, (ii) restricted share rights granted and outstanding under the Company’s restricted share plan, (iii) any securities issued under any other equity compensation plan adopted by the Company from time to time, (iv) issued and outstanding warrants which are exercisable into Common Shares, (v) any securities issued by the Company pursuant to any transaction or precious metals purchase agreement from time to time, in each case where the number and value of such securities issued is not material, (vi) the Common Shares reserved for issuance under the Company’s dividend reinvestment plan or (vii) as otherwise described in the Registration Statement, the General Disclosure Package and the Prospectuses, no holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for Common Shares or other securities of the Company, and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company are outstanding.
(xii)       No Confidential Reports. The Company has not filed any confidential material change reports or similar confidential report with any securities commission that is still maintained on a confidential basis.
(xiii)      No Dividend Restrictions.  There is not, in the articles, by-laws or in any Material Contract, any restriction upon, or impediment to, the declaration or payment of dividends by the Company to the holders of Common Shares, except for the dividend restrictions under the Amended Revolving Facility.
(xiv)      No Restrictions on Competition. The Company and the Material Subsidiaries are not a party to, or bound by, or to the best of the Company’s knowledge, affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Material Subsidiaries to compete in any line of business (other than restrictions contained in confidentiality agreements entered into in connection with the Company’s consideration of silver, gold or any other streaming opportunities that may contain restrictions on the ability of the Company to acquire interests in the particular location, project or company being evaluated), transfer or move any of its assets or operations (other than restrictions on assignment of agreements and the right of first refusal contained in any Material Contract as described in the Registration Statement, the General Disclosure Package and the Prospectuses) or which materially and adversely affects the business practices, operations or condition of the Company and the Material Subsidiaries, taken as a whole.
(xv)       Compliance with Laws, Licenses and Organizational Documents. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, or except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its subsidiaries (i) have conducted and are conducting their business in compliance with all applicable laws, rules, codes, policies, ordinances and regulations (including all orders, consent decrees and judgments) of each jurisdiction in which it carries on business (including, without limitation, all applicable Canadian and United States federal, provincial, state, municipal and local laws, regulations and other lawful requirements of any governmental or regulatory body) and the rules and policies of the TSX and NYSE applicable to the Company, (ii) have all required permits, authorizations and approvals required under any such laws, rules, codes, policies, ordinances and regulations to carry on the business as currently conducted, (iii) have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, codes, policies, ordinances or regulations under any such permit, authorization or approval, and (iv) are not in violation of their respective charters, articles, by-laws or similar organizational documents.
(xvi)      Authorization of this Agreement.  This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and other laws or possible judicial actions relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law), and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.
(xvii)     Authorization and Description of Shares.  The Shares have been duly authorized for issuance and sale by the Company pursuant to this Agreement and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company. The Common Shares conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectuses and such statements conform to the rights set forth in the instruments defining the same.  No holder of Shares will be subject to personal liability by reason of being such a holder.
(xviii)    Listing of Shares. The TSX has conditionally approved the listing of the Shares, subject to fulfilling all of the requirements of the TSX and the Shares have been approved for listing, subject to official notice of issuance, on the NYSE.
(xix)      Authorized Capital. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series.
(xx)       Reporting Issuer. The Company is a reporting issuer, or the equivalent thereof, in each of the provinces of Canada. The Company is not currently in default of any applicable requirement of the Canadian Securities Laws, the 1933 Act, the 1934 Act, the 1933 Regulations or the 1934 Regulations in any material respect and the Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Qualifying Authorities.
(xxi)       Capitalization; Listing of Common Shares.  The currently issued and outstanding Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, except for subsequent issuances, if any, pursuant to this Agreement, pursuant to (i) the exercise of stock options granted and outstanding under the Company’s share option plan, (ii) restricted share rights granted and outstanding under the Company’s restricted share plan, (iii) any securities issued under any other equity compensation plan adopted by the Company from time to time, (iv) issued and outstanding warrants which are exercisable into Common Shares, (v) any securities issued by the Company pursuant to any transaction or precious metals purchase agreement from time to time, in each case where the number and value of such securities issued is not material, (vi) the Common Shares reserved for issuance under the Company’s dividend reinvestment plan or (vii) as otherwise described in the Registration Statement, the General Disclosure Package and the Prospectuses, no person currently has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Company or any other security convertible into or exchangeable for any such shares, and the currently issued and outstanding Common Shares are listed and posted for trading solely on the TSX and NYSE. No order ceasing or suspending trading in any securities of the Company is currently outstanding and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened, nor has the Company taken any action designed to, or likely to have the effect of, terminating the listing of the Common Shares (including the Shares) on the NYSE or the TSX. None of the currently issued and outstanding Common Shares were issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company. The Common Shares have been registered pursuant to Section 12(b) of the 1934 Act and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the 1934 Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.
(xxii)      No Commissions. Other than the Agents pursuant to this Agreement and their respective representatives, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency, underwriting or other fiscal advisory or similar fee in connection with the transactions contemplated herein.
(xxiii)     No Voting Control Agreements. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company and its Material Subsidiaries are not party to any agreement, nor is the Company or its Material Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company.

(xxiv)    No Related Party Transactions. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, to the knowledge of the Company, none of the directors, officers or employees of the Company or its subsidiaries, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company and its subsidiaries (taken as a whole).
(xxv)     No Material Acquisitions or Dispositions. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, neither the Company nor its subsidiaries has approved, has entered into, or has any knowledge of any binding agreement in respect of (X) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or its subsidiaries, whether by asset sale, transfer of shares or otherwise, (Y) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or its Material Subsidiaries or otherwise) of the Company or its Material Subsidiaries, or (Z) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company or its Material Subsidiaries.
(xxvi)    No Claims on Revenue. No officer, director, employee or any other person not dealing at arm’s length with the Company or its Material Subsidiaries, or to the knowledge of the Company, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company or its Material Subsidiaries.
(xxvii)   Compliance with Employment Laws; No Collective Bargaining Agreements. The Company and the Material Subsidiaries are in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages; there is not currently any labor disruption or conflict involving the Company or the Material Subsidiaries and, to the knowledge of the Company, no such disruption or conflict is imminent. Neither the Company nor any Material Subsidiary is party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or any Material Subsidiary.
(xxviii)  No Loans to Directors and Officers. The Company and the subsidiaries do not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada), as amended) with it (other than inter-company loans made in the ordinary course of business).
(xxix)     Insurance. The assets of the Company and the Material Subsidiaries and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company and the Material Subsidiaries have not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder and there are no material claims thereunder to which any insurer is denying liability or defending under a reservation of rights clause.
(xxx)      No Undisclosed Material Indebtedness. Except to the extent disclosed in the Registration Statement, the General Disclosure Package or the Prospectuses, neither the Company nor any of its subsidiaries are party to any Debt Instrument, or any agreement, contract or commitment to create, assume, guarantee or issue any Debt Instrument.
(xxxi)     No Default in Material Contracts. The Company and its subsidiaries are not, nor to the knowledge of the Company, is any other person, in material default in the observance or performance of any term or obligation to be performed by it under any Material Contract and no event has occurred which with notice or lapse of time or both would constitute such a default.
(xxxii)    Accurate Minute Books. The minute books and records of the Company and the Material Subsidiaries which have been made available to the Agents and their Canadian and U.S. counsel in connection with their due diligence investigation of the Company and its Material Subsidiaries contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries, as applicable, for the relevant period requested by the Agents or their counsel. There have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records or provided to Canadian and U.S. counsel to the Agents.
(xxxiii)   Accurate Material Agreements. Any and all of the agreements material to the Company and its subsidiaries, considered as a whole, to which the Company or its subsidiaries is a party and pursuant to which the Company and its subsidiaries hold their property and assets (including any interest in, or right to earn an interest in or acquire mineral production from any property), complete, true and correct copies of which have been made available to the Agents and their Canadian and U.S. counsel, are valid and subsisting agreements in full force and effect and the Company and its subsidiaries, as applicable, are not in default of any of the material provisions of any such agreements and any descriptions thereof in the Registration Statement, the General Disclosure Package and the Prospectuses are accurate in all material respects.
(xxxiv)   Absence of Proceedings. Other than as described in the Registration Statement, the General Disclosure Package and the Prospectuses, there are no actions, suits, proceedings, investigations or inquiries pending or, to the knowledge of the Company or its subsidiaries, threatened against or affecting the Company or any of its subsidiaries or their property or assets at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which if determined adversely, would reasonably be expected to, singly or in the aggregate, result in a Material Adverse Effect and, to the knowledge of the Company, none of the directors or officers of the Company are now, or have been in the ten years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange. The aggregate of all pending legal or governmental proceedings to which the Company or any of its subsidiaries are a party or of which any of their respective properties, assets or operations are the subject of and which are not described in the Registration Statement, the General Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect.
(xxxv)    No Judgments. There are no judgments against the Company or its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or its subsidiaries are subject, in each case that are material to the Company and its subsidiaries, taken as a whole.

(xxxvi)   Appointment of Transfer Agent. AST Trust Company (Canada), at its principal offices in the Cities of Vancouver, British Columbia and Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares and American Stock Transfer & Trust Company, LLC, at its principal offices in the City of New York, has been duly appointed as the U.S. co-transfer agent.
(xxxvii)  Technical Reports. The Company has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) to be filed by the Company, and all such reports comply in all material respects with the requirements of NI 43-101 and, except as disclosed in the Registration Statement, the General  Disclosure Package and the Prospectuses, there have been no material changes to the information contained in any such report.
(xxxviii) Technical Disclosure. All scientific and technical information set forth in the Registration Statement, the General Disclosure Package and the Prospectuses, including in any documents incorporated by reference therein, relating to any mining properties that are material to the Company for the purposes of NI 43-101, has been reviewed by a qualified person as required under NI 43-101, and all such information has been disclosed by the Company as required in accordance with Canadian industry standards set forth in NI 43-101 and, to the knowledge of the Company, there have been no material changes to such information since the date of disclosure thereof, in each case except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses.
(xxxix)    Material Interests and Third Party Properties. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company does not have any information or knowledge of any fact relating to its royalty, streaming or other interests in any mining or development projects identified as “material properties” in the Company’s most recent annual information form (the “Material Interests”), which would, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company does not have any knowledge that (A) any owner / operator (an “Operator”) of a property which is subject to a Material Interest (a “Material Third Party Property”) does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Material Third Party Property and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and (B) any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Material Third Party Property.
(xl)        Use of Proceeds. The net proceeds from the sale of the Shares, if any, shall be used solely as described in the Registration Statement, the General Disclosure Package and the Prospectuses under the heading “Use of Proceeds”.
(xli)       Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Shares, if any, and the application of the proceeds thereof as described in the Registration Statement, the General Disclosure Package and the Prospectuses under the heading “Use of Proceeds” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended.
(xlii)      Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.
(xliii)     Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by the 1933 Act, the 1934 Act, the 1933 Regulations, the 1934 Regulations and the Canadian Securities Laws.
(xliv)     Forward-looking Statements. No forward-looking statement or forward-looking information within the meaning of the 1933 Act, the 1934 Act, the 1933 Regulations, the 1934 Regulations or the Canadian Securities Laws included or incorporated by reference in the Registration Statement, the Prospectuses, the General Disclosure Package or any Issuer Free Writing Prospectus has been made or reaffirmed by the Company without a reasonable basis, in terms of the data and assumptions used, or has been disclosed other than in good faith.
(xlv)      Accounting Controls.  The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that complies in all material respects with the applicable requirements of the 1934 Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance: (i) that records of the Company in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, including IFRS, in Canada, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Management of the Company assessed internal control over financial reporting of the Company as of the end of the most recent fiscal year and concluded internal control over financial reporting was effective as of such date. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
(xlvi)     Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that comply with the requirements of the 1934 Act and NI 52-109; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act and Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and Canadian Securities Laws; and is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding disclosure. Such disclosure controls and procedures were effective as of the end of the Company’s most recent audited fiscal year.
(xlvii)    Foreign Corrupt Practices Act.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, controlled affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has, within the past five (5) years, taken any action, directly or indirectly, that would result in a material violation by such persons of either  (A) the Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce with corrupt intent in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, (B) the Canadian Corruption of Foreign Public Officials Act (the “CFPOA”), or, (C) to the extent applicable to the Company, its subsidiaries or their respective assets or operations,  the U.K. Bribery Act 2020 (the “Bribery Act”) and for the past five (5) years the Company, its subsidiaries and to the knowledge of the Company, its other controlled affiliates have conducted their businesses in material compliance with the FCPA, the CFPOA and, to the extent applicable to the Company, its subsidiaries or their respective assets or operations, the Bribery Act and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued material compliance therewith.
(xlviii)   OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, controlled affiliate or other person acting on behalf of the Company or any of its subsidiaries is (A) an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of Sanctions.  The Company will not, directly or indirectly, use the proceeds of the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any of its subsidiaries, joint venture partners or other Persons, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the target of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, sales agent, principal, advisor, investor or otherwise) of Sanctions.
(xlix)     Money Laundering Laws.  The operations of the Company and its subsidiaries are and have in the past five (5) years been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (“Governmental Entity”) (collectively, the “Money Laundering Laws”).  No action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
(l)          Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or Canadian Base Prospectus or otherwise registered for sale or sold by the Company under the 1933 Act or the Canadian Securities Laws pursuant to this Agreement, other than those rights that have been disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses or have been waived.
(li)         No Real Property. The Company and its subsidiaries do not own any real property and neither the Company nor any of its subsidiaries are party to any lease agreement which is material to the business of the Company.
(lii)        No Intellectual Property. The Company and its subsidiaries do not own any patents, patent rights, licenses, inventions, copyrights, know how (including, without limitation, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property which are material to the business of the Company.
(liii)       Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses or would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries are in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of health or safety, the environment (including, without limitation, ambient air, surface water, groundwater, coastal or marine waters, sediments, land surface or subsurface strata), natural resources or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials, radioactive substances, acid mine drainage, greenhouse gases, radon gas or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, registration, sale, export, import, analysis or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations, registrations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, including, but not limited to, any such investigations or proceedings arising by virtue of the Company being named a “potentially responsible party” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar Canadian, state, provincial or foreign Environmental Laws, and (D) to the Company's knowledge, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.
(liv)      Cybersecurity.  (A) To the Company’s knowledge, there has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company or its subsidiaries information technology and computer systems, networks, hardware, software, data and databases, equipment or technology (collectively, “IT Systems and Data”), (B) neither the Company nor its subsidiaries have been notified of, and have no knowledge of any event or condition that would result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data, and (C) the Company and its subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards; except with respect to clauses (A) and (B), for any such security breach or incident, unauthorized access or disclosure, or other compromises, as would not, individually or in the aggregate, have a Material Adverse Effect or with respect to clause (C), where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.
(lv)        Eligible Filer.  The Company is eligible to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws, the entering into of this Agreement will not cause the Receipt to no longer be effective and on the date of and upon filing of the Canadian Prospectus Supplement and at any Applicable Time there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Shares that will not have been filed as required.

 (lvi)      Canadian Offering Documents. The Canadian Base Prospectus complied, as of the time of filing thereof, and the Canadian Prospectus Supplement and any amendments or supplements thereto, as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws. The Canadian Base Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus Supplement, as of the time of filing thereof and the Canadian Prospectus as of any Settlement Date (as defined herein), as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or that is necessary in order to prevent a statement that is made therein from being false or misleading in the circumstances under which it was made; and the Canadian Base Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus Supplement, as of the time of filing thereof and the Canadian Prospectus as of any Settlement Date, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for use therein. For purposes of this Agreement, the only information so furnished shall be the Agents’ Information. No order preventing or suspending the use of the Canadian Prospectus or any amendment or supplement thereto has been issued by the Canadian Qualifying Authorities and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated.  The Company has complied with each request (if any) from the Canadian Qualifying Authorities for additional information.
(lvii)     U.S. Offering Documents. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the 1933 Act, the 1934 Act, the 1933 Regulations and the 1934 Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, complied, or will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act, the 1933 Regulations and the 1934 Regulations. Each part of the Registration Statement, when such part became or becomes effective (or if not a filing that becomes effective under the applicable requirements of the 1933 Act, the 1934 Act, the 1933 Regulations and the 1934 Regulations, which such part was or is filed) did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the General Disclosure Package, as of any Applicable Time and Settlement Date, did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement, the U.S. Prospectus and the General Disclosure Package in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for use therein. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto has been received by the Company, no order preventing or suspending the use of the U.S. Prospectus or any amendment or supplement thereto has been issued by the Commission and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated.  The Company has complied with each request (if any) from the Commission for additional information. The Company has filed the Form F-X with the Commission and the Form F-X complies in all material respects with the requirements of the 1934 Act and the 1934 Regulations.
(lviii)     Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, when it became effective and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, as applicable, complied and will comply in all material respects with the requirements of the Canadian Securities Laws, the 1934 Act and the 1934 Act Regulations, as applicable.

(lix)       Issuer Free Writing Prospectuses. The Company (including its agents and representatives, other than the Agents in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Shares that is a “written communication” (as defined in Rule 405 under the 1933 Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the 1933 Act and the 1933 Regulations, has been or will be (within the time period specified in Rule 433 under the 1933 Act) filed in accordance with the 1933 Act (if and to the extent required thereby) and, when taken together with the General Disclosure Package as of any Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of any Settlement Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Agent specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses.
(lx)        Company Not Ineligible Issuer. At the time of filing the Registration Statement, the Company met, and as of the date hereof and each Representation Date, the Company met or will meet, as applicable, the general eligibility requirements for the use of Form F-10 under the 1933 Act and at the time of filing the Registration Statement and at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Shares, at the date hereof and at any Applicable Time, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the 1933 Act (an “Ineligible Issuer”) without taking into account any determination by the Commission pursuant to Rule 405 under the 1933 Act that it is not necessary that the Company be considered an Ineligible Issuer.
(lxi)       Absence of Manipulation.  Neither the Company nor any of its controlled affiliates has taken, nor will the Company or any such subsidiary take, directly or indirectly, any action which is designed, or would reasonably be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any Shares or to result in a violation of Regulation M under the 1934 Act.
(lxii)      Lending Relationship.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company (A) does not have any material lending or other relationship with the Agents or any bank, lending or other affiliate of an Agent and (B) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to an Agent or any affiliate of an Agent.
(lxiii)     Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.
(lxiv)     Actively-Traded Security.  The Common Shares are an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the 1934 Act by subsection (c)(1) of such rule.
Any certificate signed by any officer or other authorized signatory of the Company and delivered to the Agents or to U.S. or Canadian counsel for the Agents shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby.

Section 2.  Sale and Delivery of Shares.
(a)          Subject to the terms and conditions set forth herein, the Company agrees to issue and sell Shares through the applicable Agent acting as sales agent.  Sales of the Shares, if any, through an Agent acting as sales agent will be made by means of (i) ordinary brokers’ transactions on the NYSE or another United States “marketplace”, as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”), upon which the Shares are listed, quoted or otherwise traded (“United States marketplace”), (ii) ordinary brokers’ transactions on the TSX that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with the exemptive relief decision dated April 7, 2020, obtained by the Company pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions, providing relief from certain Canadian Securities Laws with respect to the sale of the Shares (the “Exemption”), (iii) in the case of Canadian Agents, another Canadian “marketplace”, as such term is defined in NI 21-101, upon which the Shares are listed, quoted or otherwise traded (“Canadian marketplace” and together with the United States marketplace, “marketplaces” and each, a “marketplace”) or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The U.S. Agents shall not (i) directly or indirectly, advertise or solicit offers to purchase or sell Shares in Canada, and (ii) sell Shares on the TSX or on any Canadian marketplace.
(b)          The Shares are to be sold through an Agent on an agented basis on any day (other than a day on which the NYSE or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) (each, a “Trading Day”) on which (i) the Company has instructed such Agent to make such sales and (ii) the Company has satisfied its covenants and conditions specified in Sections 4 and 5 hereof.  In no event shall the Company instruct any Agent to make such sales on or after the date that is two Trading Days before the Renewal Deadline, as defined in Section 3(t), unless the Company has filed a new Canadian short form base shelf prospectus relating to the Shares and a new registration statement on Form F-10 under the 1933 Act that has become effective, and a new appointment of agent for service of process upon the Company on Form F-X, in form and substance satisfactory to the Agents. On any Trading Day, the Company may sell Shares through only one Agent and, if it determines to do so, shall instruct the applicable Agent by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by such Agent) as to the maximum number of Shares to be sold on such Trading Day and the minimum price per Share at which such Shares may be sold.  It is expressly acknowledged that no Agent shall have any obligation to purchase Shares as principal, whether from the Company or otherwise. Subject to the terms and conditions specified herein (including, without limitation, the accuracy of the representations and warranties of the Company and the performance by the Company of its covenants and other obligations, contained herein and the satisfaction of the additional conditions specified in Section 5 hereof), such Agent shall use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable law and regulations, to sell all of the Shares so designated by the Company as sales agent in accordance with such instruction.  With respect to any Trading Day, the Company shall give at least one business day’s prior written notice by telecopy or email to the Agents as to any change of the Agent through whom sales of Shares as sales agent will be made.  For the avoidance of doubt, the foregoing limitation shall not apply to sales solely to employees or security holders of the Company or its subsidiaries or to a trustee or other person acquiring Shares for the accounts of such persons in which any Agent is acting for the Company in a capacity other than as Agent under this Agreement. The Company and the Agents each acknowledge and agree that (A) there can be no assurance that any Agent will be successful in selling any Shares or as to the price at which any Shares are sold, and (B) the Agents will not incur any liability or obligation to the Company if they fail to sell Shares for any reason other than a failure to use their respective commercially reasonable efforts, consistent with their normal trading and sales practices and applicable law and regulations, to sell such Shares as required by this Agreement.
(c)          Each of the Agents hereby covenants and agrees that, if and when an Agent has received an instruction to make sales pursuant to Section 2(b) above that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale may have a significant effect on the market price of the Common Shares, the applicable Agent will immediately recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Common Shares.
(d)          The Company or the Agent through whom the sale of Shares are to be made as sales agent on any Trading Day may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the receiving party), suspend the offering of Shares with respect to which such Agent is acting as sales agent for any reason and at any time; provided, however, that such suspension shall not affect or impair the parties’ respective obligations with respect to the Shares sold, or with respect to Shares that the Company has agreed to sell, hereunder prior to the giving of such notice.
(e)          The gross sales price of any Shares sold pursuant to this Agreement by the applicable Agent acting as sales agent of the Company shall be equal to, in the discretion of such Agent but subject to the specific instructions of the Company, the market price prevailing at the time of sale for the Shares sold by such Agent on the NYSE or the TSX, as applicable, or with respect to sales by the U.S. Agents, otherwise at prices related to prevailing market prices or  negotiated prices.  The aggregate compensation payable to the Agents for sales of Shares with respect to which one or more Agents acts as sales agent shall be set forth in the instruction provided pursuant to section 2(b) for such transaction and shall be up to 2.00% of the gross sales price for such Shares (the “Agents’ Commission”), payable in U.S. dollars.  The gross proceeds after deduction for any transaction fees, transfer taxes or similar taxes or fees imposed by any Governmental Entity or self-regulatory organization in respect of such sales, shall be referred to herein as the “Remaining Proceeds”.  The applicable Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be made.  Notwithstanding the foregoing, in the event the Company engages an Agent as sales agent for the sale of Shares that would constitute a “distribution” within the meaning of Rule 100 of Regulation M under the 1934 Act, the Company and such Agent will agree to compensation for such Agent that is customary for such sales.
(f)          If acting as sales agent hereunder, the applicable Agent shall provide written confirmation to the Company following the close of trading on the NYSE or the TSX, as applicable, on each Trading Day on which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the aggregate gross sales proceeds of the Shares, the Agents’ Commission and the aggregate Remaining Proceeds to the Company.
(g)          Under no circumstances shall the aggregate gross sales price or number, as the case may be, of Shares offered or sold pursuant to this Agreement, or which are the subject of instructions to an Agent as sales agent pursuant to Section 2(b) hereof, exceed the aggregate gross sales price or number, as the case may be, of Shares (i) referred to in the preamble paragraph of this Agreement, as reduced by prior sales of Shares under this Agreement, (ii) available for sale under the Canadian Base Prospectus and Registration Statement or (iii) duly authorized from time to time to be issued and sold under this Agreement by the Company or approved for listing on the NYSE or TSX, as applicable, and, in each case referred to in clause (ii) and (iii), notified to the Agents in writing. Under no circumstances shall any Shares with respect to which an Agent acts as sales agent be offered or sold, or be the subject of instructions to an Agent as sales agent pursuant to Section 2(b) hereof, at a price lower than the minimum price therefor duly authorized from time to time by the Company and notified to the Agents in writing. For so long as required by Canadian Securities Laws, the market value of Shares distributed under the Canadian Prospectus Supplement shall not exceed 10% of the aggregate market value of the outstanding Common Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI 44-102. In addition, the Agents, severally and not jointly, acknowledge and agree that, for so long as required by Canadian Securities Laws, the aggregate number of Shares sold on the TSX and all other Canadian marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian marketplaces on that Trading Day, and for so long as required by Canadian Securities Laws, covenant not to exceed that threshold. When determining the aggregate value of the Shares sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Shares were sold to determine the United States dollar equivalent of any Shares which were sold in Canadian dollars. The Agents shall have no responsibility for maintaining records with respect to Shares available for sale under the Canadian Base Prospectus and Registration Statement or for determining the aggregate gross sales price, number or minimum price of Shares duly authorized by the Company.

(h)          If the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the 1934 Act are not satisfied with respect to the Company or the Shares, the Company shall promptly notify the Agents and future offers and sales of Shares through the Agents on an agented basis under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto. If thereafter the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the 1934 Act become satisfied with respect to the Company or the Shares, the Company shall promptly notify the Agents.
(i)          Settlement for sales of Shares will occur on the second business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to in writing by the Company and the applicable Agent (each such day, a “Settlement Date”).  On each Settlement Date for the sale of Shares through an Agent as sales agent, such Shares shall be delivered by the Company to such Agent in book-entry form to such Agent’s account (provided that the applicable Agent shall have given the Company written notice thereof including the information with respect to such Agent’s account prior to the relevant Settlement Date) at The Canadian Depository for Securities or The Depository Trust Company, as applicable, against payment by such Agent of the Remaining Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company.  If the Company (or its transfer agent) shall default on its obligation to deliver Shares through an Agent as sales agent on any Settlement Date, the Company shall (i) indemnify and hold such Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay such Agent any commission to which it would otherwise be entitled absent such default.
(j)          Notwithstanding any other provision of this Agreement, the Company shall not offer or sell, or instruct an Agent to offer or sell, any Shares through an Agent as sales agent (and, by notice to the Agents given by telephone (confirmed promptly by telecopy or email), shall cancel any instructions for any such offer or sale of any Shares prior to the commencement of the periods referenced below), and the Agents shall not be obligated to make any such offer or sale of Shares, (i) during any period in which the Company is, or could be deemed to be, in possession of material non-public information or (ii) except as provided in Section 2(k) hereof, at any time during the period commencing on the 10th business day prior to the time the Company issues a press release containing, or shall otherwise publicly announce, its earnings, revenues or other operating results for a fiscal period or periods (each, an “Earnings Announcement”) through and including the time that is 24 hours after the time that the Company files a quarterly report or quarterly financial statements, annual information form, current report on Form 6-K or annual financial statements/annual report on Form 40-F with the Canadian Qualifying Authorities or the Commission, as applicable (a “Filing Time”) that includes consolidated financial statements as of and for the same fiscal period or periods, as the case may be, covered by such Earnings Announcement.
(k)          Notwithstanding clause (ii) of Section 2(j) hereof, if the Company wishes to offer or sell Shares through an Agent as sales agent at any time during the period from and including an Earnings Announcement through and including the corresponding Filing Time, the Company shall first (i) prepare and deliver to such Agent (with a copy to counsel for the Agents) a current report on Form 6-K that includes substantially the same financial and related information (together with management’s discussion and analysis thereof) that was included in such Earnings Announcement (other than any earnings projections and similar forward-looking data and officers’ quotations) (each, an “Earnings 6-K”), in form and substance reasonably satisfactory to such Agent, and, prior to its filing, obtain the written consent of such Agent to such filing (which consent shall not be unreasonably withheld), (ii) provide such Agent with the officers’ certificate, opinions and letters of counsel and accountants’ letter specified in Section 3(n), 3(o) and 3(p), respectively, hereof, (iii) afford such Agent the opportunity to conduct a due diligence review in accordance with Section 3(s) hereof prior to filing such Earnings 6-K and (iv) file such Earnings 6-K with the Commission.  For purposes of clarity, the parties hereto agree that (A) the delivery of any officers’ certificate, opinion or letter of counsel or accountants’ letter pursuant to this Section 2(k) shall not relieve the Company from any of its obligations under this Agreement with respect to any quarterly report or quarterly financial statements, annual information form or annual financial statements/annual report on Form 40-F, as the case may be, including, without limitation, the obligation to deliver officers’ certificates, opinions and letters of counsel and accountants’ letters as provided in Section 3(n), 3(o) and 3(p), respectively, hereof, and (B) this Section 2(k) shall in no way affect or limit the operation of clause (i) of Section 2(j) hereof, which shall have independent application.
(l)          The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with such distribution.
Section 3.  Covenants.   The Company agrees with the Agents:
(a)          Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b) and 3(c) hereof, will notify the Agents immediately, and confirm the notice in writing, (i) when (x) any post-effective amendment to the Registration Statement or any new registration statement relating to the Shares shall become effective (other than a periodic filing that constitutes a post-effective amendment to the Registration Statement pursuant to Section 10(a)(3) of the 1933 Act), (y) a receipt has been issued by the Reviewing Authority evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for any new Canadian base shelf prospectus relating to the Shares, or (z) any amendment or supplement to the Prospectuses shall have been filed (other than an amendment or supplement providing solely for the determination of the terms of an offering of securities unless related to an offering of Shares, as to which the Company will only be obligated to notify the applicable Agents), (ii) of the receipt of any comments from the Commission or any Canadian Qualifying Authority, (iii) of any request by the Commission or any Canadian Qualifying Authority for any amendment to the Registration Statement or Canadian Base Prospectus, as applicable, or any amendment or supplement to the Prospectuses, including any document incorporated by reference therein, or for additional information, (iv) of the issuance by the Commission or any Canadian Qualifying Authority, as applicable, of any stop order suspending the effectiveness of the Canadian Base Prospectus, the Registration Statement or any post-effective amendment thereto or any notice of objection from the Commission to the use of the Registration Statement or any post-effective amendment thereto or of the issuance of any order preventing or suspending the use of the Prospectuses or any amendment or supplement thereto, or of the suspension of the qualification of any Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement or otherwise pursuant to Canadian Securities Laws and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with any offering of Shares.  The Company will effect all amendments or supplements to the U.S. Prospectus required pursuant to General Instruction II.L of Form F-10 under the 1933 Act with the Commission and all amendments or supplements to the Canadian Prospectus required pursuant to NI 44-101 and NI 44-102 with the Canadian Qualifying Authorities, and will take such steps as it deems necessary to ascertain promptly whether such amendment or supplement was received for filing by the Commission or the Canadian Qualifying Authorities, as applicable, and, in the event that it was not, it will promptly file such amendment or supplement.  The Company will make every reasonable effort to prevent the issuance of any stop, prevention or suspension order and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment.  In the event of any issuance of a notice of objection by the Commission or the Canadian Qualifying Authorities, the Company shall use its commercially reasonable efforts to permit offers and sales of Shares through the Agents, including, without limitation, amending the Registration Statement and Canadian Base Prospectus or filing a new registration statement and Canadian base prospectus relating thereto.  The Company shall pay the required Commission and Canadian Qualifying Authority filing fees relating to the Shares prior to the time the initial Prospectus Supplements are filed with the Commission and the Canadian Qualifying Authorities or the time any subsequent prospectus supplements that increase gross offering price or number of Shares that may be offered and sold under this Agreement from that referenced in the immediately preceding prospectus supplements filed with the Commission and the Canadian Qualifying Authorities.
(b)          Continued Compliance with Securities Laws.  The Company will comply with the applicable provisions of the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations and the Canadian Securities Laws, so as to permit the completion of sales of Shares as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectuses.  If any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel to the Agents and counsel to the Company, to (i) amend the Registration Statement or the Canadian Base Prospectus in order that the Registration Statement or the Canadian Base Prospectus, as applicable, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectuses in order that the General Disclosure Package or the Prospectuses, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time they are delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectuses, as the case may be, including, without limitation, the filing of any document incorporated by reference therein, in order to comply with the applicable requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations or the Canadian Securities Laws, the Company will promptly (A) give the Agents written notice of such event or condition, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to comply with such requirements and, within a reasonable amount of time prior to any proposed filing or use, furnish the Agents or such Agent, as the case may be, with copies of any such amendment or supplement and (C) file with the Commission and the Canadian Qualifying Authorities, as the case may be, any such amendment or supplement and use its commercially reasonable efforts to have any amendment to the Registration Statement become effective and, if applicable, to receive a receipt from the Reviewing Authority evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for any amendment to the Canadian Base Prospectus as soon as possible; provided, however, that the Company shall not file or use any such amendment or supplement to which the Agents or counsel for the Agents shall reasonably object.
(c)          Filing or Use of Amendments and Supplements.  The Company will give the Agents written notice of its intention to file or use (i) any amendment to the Registration Statement or the Canadian Base Prospectus or any amendment or supplement to the General Disclosure Package or the Prospectuses (other than an amendment or supplement thereto relating solely to the offering of securities unless related to an offering of Shares, or a periodic filing that constitutes a post-effective amendment to the Registration Statement pursuant to Section 10(a)(3) of the 1933 Act), whether pursuant to the 1933 Act, the 1934 Act, the Canadian Securities Laws or otherwise, or (ii) any new Prospectus Supplement that includes information in addition to the information referred to in Section 3(m) hereof, and will furnish the Agents with copies of any such document a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Agents or counsel for the Agents shall reasonably object.
(d)          Delivery of Registration Statements and Prospectuses.  The Company has furnished or will deliver to the Agents and counsel for the Agents, without charge, signed copies of the Registration Statement and the Canadian Base Prospectus as originally filed and each amendment thereto (including, upon the request of the Agents or counsel for the Agents, as applicable, exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts.  The signed copies of the Registration Statement and the Canadian Base Prospectus and each amendment thereto furnished to the Agents and counsel for the Agents will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T and with the Canadian Qualifying Authorities pursuant to SEDAR, as applicable. Notwithstanding anything to the contrary in this section, the Company shall not be required to deliver to the Agents any documents or information incorporated by reference into the Registration Statement or the Prospectus if such documents are accessible from SEDAR or EDGAR.
(e)          Delivery of Prospectuses.  Unless accessible from SEDAR or EDGAR, the Company will furnish to the Agents, without charge, upon execution of this Agreement and thereafter during the period in which a prospectus is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations (“Rule 172”), would be) required by the 1933 Act or the Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption), to be delivered in connection with any offer or sale of Shares, such number of copies of the Prospectuses (as amended or supplemented) as the Agents may reasonably request.  Unless accessible from SEDAR or EDGAR, the Company will also furnish, upon request of the Agents, copies of the Prospectuses (as amended or supplemented) to each exchange or market on which sales of Shares were made as may be required by the rules and regulations of such exchange or market.  The Prospectuses and any amendments or supplements thereto furnished in accordance with this Section will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T, and filed with the Canadian Qualifying Authorities pursuant to SEDAR, as applicable.
(f)          Reporting Requirements.  The Company, during the period in which a prospectus is (or, but for the exception afforded by Rule 172, would be) required by the 1933 Act or the Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption) to be delivered in connection with any offer or sale of Shares, will file all documents required to be filed with the Commission pursuant to the applicable provisions of the 1934 Act and with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws within the time periods prescribed by, and meeting the requirements of, the 1934 Act, the 1934 Act Regulations and the Canadian Securities

Laws, as appropriate.  Additionally, the Company shall report the use of the net proceeds from the sale of any Shares as may be required under applicable provisions of the 1933 Act, the 1933 Act Regulations and Canadian Securities Laws.
(g)          Blue Sky Qualifications.  The Company will use its commercially reasonable efforts, in cooperation with the Agents, to qualify the Shares for offering and sale under the applicable securities laws of such states and non-U.S. jurisdictions as the Agents may, from time to time, designate and to maintain such qualifications in effect so long as required to complete the sale of the Shares contemplated by this Agreement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.
(h)          Earnings Statement.  The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Agents the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.
(i)          Use of Proceeds.  The Company will use the net proceeds received by it from the sale of the Shares pursuant to this Agreement, if any, in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectuses under “Use of Proceeds.”
(j)          Listing.  The Company will use its best efforts to effect and maintain the listing of the Shares on, and satisfy the requirements of, the NYSE and TSX. For so long as the Common Shares are listed on the TSX or the NYSE, the Company will provide the TSX or the NYSE, as applicable, with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX or the NYSE, as applicable.
(k)          Issuer Free Writing Prospectuses and Marketing Materials.  The Company agrees that, unless it obtains the prior written consent of the Agents (such consent not to be unreasonably withheld or delayed), it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433.  The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to by the applicable Agent as an “issuer free writing prospectus,” as defined in Rule 433, and that it will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus any event shall occur or condition shall exist as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement or the Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the applicable Agent and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The Company represents that it has not distributed and agrees that it will not distribute, during the term of this Agreement, any “marketing materials” (as defined in NI 41-101) solely connected to the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.
(l)          No Stabilization or Manipulation.  The Company agrees that neither it nor any of its controlled affiliates will take, directly or indirectly, any action which is designed, or would reasonably be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any Shares or to result in a violation of Regulation M under the 1934 Act.

(m)          Update of Activity under this Agreement.  The Company shall disclose (i) in each quarterly report on Form 6-K and annual information form or annual financial statements/annual report on Form 40-F in respect of any fiscal quarterly period (which, in the case of annual financial statements/annual report on Form 40-F, would mean the last quarterly period of the fiscal year) in which sales of Shares were made through an Agent under this Agreement (each date on which any such document or amendment thereto is filed, a “Company Periodic Report Date”), or (ii) to the extent required by applicable law and/or interpretations of the Commission or any Canadian Qualifying Authorities, in Prospectus Supplements for each such fiscal quarterly period, the number of Shares sold through the Agents under this Agreement during such fiscal quarterly period and the net proceeds received by the Company and the aggregate compensation paid by the Company to the Agents with respect to such sales.
(n)          Delivery of Future Officers’ Certificates.  Upon commencement of the offering of Shares under this Agreement, (A) promptly after each (i) date on which a new Canadian base prospectus or registration statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent amendment or supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (other than (1) an amendment or supplement providing solely for the determination of the terms of securities, including the Shares, (2) in connection with the filing of a Prospectus Supplement that contains solely the information referred to in Section 3(m) hereof, or (3) in connection with the filing of any current report on Form 6-K or material change report (other than an Earnings 6-K and any other current report on Form 6-K which contains financial statements, supporting schedules or other financial data)) (each such date, an “Amendment Date”), (ii) date on which an Earnings 6-K shall be filed with the Commission as contemplated by Section 2(k) hereof (a “Company Earnings Report Date”) and (iii) Company Periodic Report Date, and (B) promptly after each reasonable request by the Agents (each date of any such request by the Agents, a “Request Date”), the Company will furnish or cause to be furnished to the Agents an officers’ certificate, dated such Amendment Date, such Company Earnings Report Date, such Company Periodic Report Date or such Request Date, as the case may be, in form and substance reasonably satisfactory to the Agents, to the effect that the statements contained in the officers’ certificate referred to in Section 5(f) hereof that was last furnished to the Agents are true and correct as of the date of such certificate as though made at and as of the date of such certificate (except that such statements shall be deemed to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented at the date of such certificate) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in Section 5(f) hereof that, but modified as necessary to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented at the date of such certificate.  As used in this Section 3(n), to the extent there shall be a sale of Shares on or following any Amendment Date, Company Earnings Report Date, Company Periodic Report Date or Request Date, “promptly” shall be deemed to be at or prior to the Applicable Time for such sale.
(o)          Delivery of Future Opinions and Letters of Counsel.  Upon commencement of the offering of Shares under this Agreement, promptly after each Amendment Date, Company Earnings Report Date, Company Periodic Report Date or Request Date, the Company will furnish or cause to be furnished to the Agents the written opinions and letters of Canadian and U.S. counsel to the Company dated such Amendment Date, such Company Earnings Report Date, such Company Periodic Report Date or such Request Date, as the case may be, in form and substance reasonably satisfactory to the Agents, of the same tenor as the opinions and letters referred to in Section 5(c) hereof but modified as necessary to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented to the date of such opinion and letter or, in lieu of any such opinion and letter, counsel last furnishing such opinion and letter to the Agents shall furnish the Agents with a letter substantially to the effect that the Agents may rely on such counsel’s last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last opinion and letter shall be deemed to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented to the date of such letter authorizing reliance). As used in this Section 3(o), to the extent there shall be a sale of Shares on or following any Amendment Date, Company Earnings Report Date, Company Periodic Report Date or Request Date, “promptly” shall be deemed to be at or prior to the Applicable Time for such sale.
(p)          Delivery of Future Accountants’ Letters.  Upon commencement of the offering of Shares under this Agreement, promptly after each Amendment Date, Company Earnings Report Date, Company Periodic Report Date or Request Date, the Company will cause its independent accountants to furnish to the Agents a letter, dated such Amendment Date, such Company Earnings Report Date, such Company Periodic Report Date or such Request

Date, as the case may be, in form and substance reasonably satisfactory to the Agents, of the same tenor as the letter referred to in Section 5(d) hereof but modified as necessary to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented to the date of such letter.  As used in this paragraph, to the extent there shall be a sale of Shares on or following any Amendment Date, Company Earnings Report Date, Company Periodic Report Date or Request Date, “promptly” shall be deemed to be at or prior to the Applicable Time for such sale.
(q)          Trading in the Common Shares.  The Company consents to the extent permitted under applicable U.S. securities laws, Canadian Securities Laws, the Exemption, the rules of the NYSE and the TSX and under this Agreement, to the Agents trading in the Common Shares (i) for their own account, provided that if an Agent has received a sales instruction from the Company pursuant to Section 2(b) hereof, such Agent will not trade in Common Shares for their own account while such sales instruction remains in effect without a written express authorization from the Company of such trades by such Agent, except that such Agent may engage in trading that is permitted by the Volcker Rule, it being understood that all other Agents that are not in receipt of a sales instruction at such time can trade in Common Shares without Company consent, and (ii) for the account of their clients, including at the same time as sales of Shares occur pursuant to this Agreement, provided that, by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.
(r)          Non-Consummation Offer.  If, to the knowledge of the Company, any filing required by General Instruction II.L of Form F-10 under the 1933 Act or the Canadian Securities Laws in connection with an offering of Shares shall not have been made as of an applicable Settlement Date or the representations and warranties of the Company contained in this Agreement shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares through an Agent and which are to be settled on such applicable Settlement Date the right to refuse to purchase and pay for such Shares.
(s)          Due Diligence Review.  The Company will cooperate with any due diligence review reasonably requested by the Agents or counsel for the Agents, fully and in a timely manner, in connection with offers and sales of Shares from time to time, including, without limitation, and upon reasonable notice, providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company’s principal offices.
(t)          Renewal Deadline.  If, immediately prior to the 25 month anniversary of the date of the Receipt for the Canadian Base Prospectus (the “Renewal Deadline”), this Agreement is still in effect, the Company may, prior to the Renewal Deadline, (i) promptly notify the Agents and (ii) promptly file, if it is eligible to do so, a new Canadian short form base shelf prospectus relating to the Shares and a new registration statement on Form F-10 under the 1933 Act, and a new appointment of agent for service of process upon the Company on Form F-X, in form and substance satisfactory to the Agents.  If, at the time the Company intends to file such new Canadian short form base shelf prospectus and registration statement on Form F-10, it is not eligible to do so, the Company may, prior to the Renewal Deadline, (i) promptly notify the Agents, (ii) promptly file a new Canadian base shelf prospectus and registration statement on the proper form relating to the Shares, in form and substance satisfactory to the Agents, (iii) use its best efforts to obtain a receipt from the Canadian Qualifying Authorities for such new base shelf prospectus and cause such registration statement to be declared effective within 60 days after the Renewal Deadline and (iv) promptly notify the Agents of such receipt and such effectiveness.  The Company may take all other action reasonably necessary or appropriate to seek to permit the offering and sale of the Shares to continue as contemplated in the expired Canadian Base Prospectus and Registration Statement.  References herein to the “Registration Statement” shall include such new shelf registration statement and references herein to the “Canadian Base Prospectus” shall include such new Canadian base shelf prospectus, as the case may be.
Section 4.  Payment of Expenses.
(a)          Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation and, if applicable, printing and delivery to the Agents of copies of any preliminary prospectus, any Issuer Free Writing Prospectus and the Prospectuses and any amendments or supplements thereto, (iii) the issuance and delivery of the Shares (including certificates representing such Shares, if any), including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Shares to the Agents, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Shares under securities laws in accordance with the provisions of Section 3(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Agents in connection therewith, (vi) the fees and expenses of the Company’s transfer agent and registrar for the Shares, (vii) the filing fees incident to the review by FINRA of the terms of sales of Shares, (viii) the fees and expenses incurred in connection with the listing of the Shares on the NYSE and the TSX, (ix) up to a maximum of US$350,000 for the reasonable fees, disbursements and expenses of Shearman & Sterling LLP, United States counsel to the Agents, and Blake Cassels & Graydon LLP, Canadian counsel to the Agents, in connection with this Agreement, the Registration Statement, the initial Prospectuses in connection with the establishment of the ATM Program and otherwise in connection with the establishment of the ATM Program, an invoice for which expenses BofA or such counsel will provide to the Company promptly following execution of this Agreement, and which amount the Company will remit to BofA or such counsel promptly after the Company’s receipt of such invoice, and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for the sale of Shares caused by a breach of the representations contained in the second sentence of Section 1(lvi) and the second sentence of Section 1(lvii) hereof.
Section 5.  Conditions of Agents’ Obligations.  The obligations of the Agents hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof at each Representation Date, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:
(a)          Effectiveness of Registration Statement and Filing of Prospectus Supplements.  The Registration Statement shall remain effective and shall be available for the offering and sale of the Shares.  The Company shall have filed the Canadian Prospectus Supplement with the Canadian Qualifying Authorities in the manner and within the time period required by NI 44-101 and NI 44-102, and the Exemption shall remain in full force and effect without amendment. The Company shall have filed with the Canadian Qualifying Authorities any required subsequent Canadian Prospectus Supplement prior to any Applicable Time and related Settlement Date, as applicable, in each case in the manner and within the time period required by NI 44-101 and NI 44-102. The Company shall have filed with the Commission any required subsequent U.S. Prospectus Supplement prior to any Applicable Time and related Settlement Date, as applicable, in each case in the manner and within the time period required by General Instruction II.L of Form F-10, and each Issuer Free Writing Prospectus, if any, in the manner and within the time period required by Rule 433.  No stop order suspending the effectiveness of the Canadian Base Prospectus, the Registration Statement or any post-effective amendment thereto will have been issued under the 1933 Act or the Canadian Securities Laws, no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto will have been received by the Company, no order preventing or suspending the use of the Prospectuses or any amendment or supplement thereto will have been issued by the Commission or any Canadian Qualifying Authority, and no proceedings for any of those purposes will have been instituted or are pending or, to the Company’s knowledge, contemplated.  The Company shall have complied with any and all requests for additional information on the part of the Commission and the Canadian Qualifying Authorities to the reasonable satisfaction of the Agents.  The Company shall have paid the required Commission and Canadian Qualifying Authority filing fees relating to the Shares as specified in Section 3(a) hereof.
(b)          Opinions of Counsel for the Agents.  On the date of this Agreement, the Agents shall have received (i) the favorable written opinion and negative assurance letter of Shearman & Sterling LLP, United States counsel for the Agents and (ii) the favorable written opinion of Blake Cassels & Graydon LLP, Canadian counsel for the Agent (together, “Agents’ Counsel Opinions and Letters”), each dated such date, with respect to such matters as the Agents may reasonably request. In addition, the Agents shall have received the Agents’ Counsel Opinions and Letters, modified as necessary to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented to the date of such opinions and letters, on such dates that the opinions required by Section 3(o) are delivered, or, in lieu of any such opinion and letter, counsel last furnishing such opinion and letter to the Agents shall furnish the Agents with a letter substantially to the effect that the Agents may rely on such counsel’s last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last opinion and letter shall be deemed to relate to the Registration Statement, the General Disclosure Package and the Prospectuses as amended and supplemented to the date of such letter authorizing reliance).  In giving such opinion or opinions, such counsel may rely, as to all matters governed by the laws of jurisdictions other than, with respect to Shearman & Sterling LLP, the State of New York, the General

Corporation Law of the State of Delaware and the federal securities laws of the United States and, with respect to Blake Cassels & Graydon LLP, the laws of the Province of British Columbia and Canadian Securities Laws, upon the opinions of counsel satisfactory to the Agents.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.
(c)          Opinions of Counsel to the Company.  On the date of this Agreement, the Agents shall have received (i) the favorable written opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Company, and (ii) the favorable written opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and other local counsel as required, each dated such date, to the effect set forth in Exhibit A and Exhibit B hereto, respectively. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.
(d)          Accountants’ Letter.  On the date of this Agreement, the Agents shall have received a letter from Deloitte LLP, dated such date, in form and substance satisfactory to the Agents, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and other financial information included in the Registration Statement, the General Disclosure Package and the Prospectuses or any amendment or supplement thereto.
(e)          Officer’s Certificate on Size of ATM Program.  On the date of this Agreement, the Company shall have furnished to the Agents a certificate of a senior officer of the Company, dated such date, in a form satisfactory to the Agents, stating the minimum gross sales price per share for sales of Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement or, alternatively, the maximum gross proceeds from such sales, as duly authorized by the Company’s board of directors or a duly authorized committee thereof, and specify the number of Shares that have been approved for listing, subject to official notice of issuance, on the NYSE and have been conditionally approved, subject to fulfilling all of the requirements of the TSX, on the TSX.
(f)          Officers’ Certificate for the Company.  On the date of this Agreement, there shall not have been, since the date of the latest audited financial statements included in the Registration Statement, the General Disclosure Package and the Prospectuses or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectuses, any Material Adverse Change, and the Agents shall have received a certificate of any two senior officers of the Company, dated such date, to the effect that (A) there has been no such Material Adverse Change, (B) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made on and as of such date, (C) the Company has complied with all agreements and satisfied all conditions and covenants on its part to be performed or satisfied on or prior to such date pursuant to the terms of this Agreement and (D) no stop order suspending the effectiveness of the Canadian Base Prospectus, the Registration Statement or any post-effective amendment thereto has, to the best of their knowledge, been issued under the 1933 Act or the Canadian Securities Laws, no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto has been received by the Company, no order preventing or suspending the use of the Prospectuses or any amendment or supplement thereto has, to the best of their knowledge, been issued by the Commission or any Canadian Qualifying Authority, and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.
(g)          Listing.  The Shares shall have been approved for listing, subject only to official notice of issuance, at or prior to the applicable Settlement Date, on the NYSE and TSX.
(h)          Additional Documents.  On the date of this Agreement, counsel for the Agents shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to render the opinions or make the statements requested by the Agents, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the covenants, obligations or conditions, contained herein; and all proceedings taken by the Company in connection with the issuance and sale of the Shares as contemplated herein shall be satisfactory in form and substance to the Agents and counsel for the Agents, acting reasonably.

(i)          Termination of this Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the applicable Agent by notice to the Company at any time, and any such termination shall be without liability of any party to any other party except the provisions of Sections 1, 3(h), 4, 6, 7, 8, 13, 14, 15 and 16 hereof shall remain in full force and effect notwithstanding such termination.
Section 6.  Indemnification.
(a)          Indemnification of the Agents.  The Company agrees to indemnify and hold harmless the Agents, their respective affiliates (as such term is defined in Rule 501(b) of the 1933 Act Regulations (each, an “Affiliate”)), selling agents, officers and directors and each person, if any, who controls an Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:
(i)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or in the Canadian Base Prospectus, including any information incorporated by reference therein or otherwise deemed to be a part thereof pursuant to Canadian Securities Laws, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) or (B) in any marketing materials, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) or in any marketing materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(ii)         against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or of any claim whatsoever, in each case based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;
(iii)        against any and all expense whatsoever (including the reasonable fees and disbursements of counsel chosen by the Agents), as reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever, in each case based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;
provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), in the Canadian Base Prospectus (including any amendment thereto and any information incorporated by reference therein or otherwise deemed to be a part thereof pursuant to Canadian Securities Laws), or in the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto), in each case in reliance upon and in conformity with the Agents’ Information.

(b)          Indemnification of Company, Directors and Officers.  Each Agent, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, the Canadian Base Prospectus and/or the Prospectuses, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), in the Canadian Base Prospectus (including any amendment thereto and any information incorporated by reference therein or otherwise deemed to be a part thereof pursuant to Canadian Securities Laws), or in the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) in reliance upon and in conformity with the Agents’ Information.
(c)          Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) hereof, counsel to the indemnified parties shall be selected by the Agents, and, in the case of parties indemnified pursuant to Section 6(b) hereof, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the prior written consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
(d)          Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) hereof effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.
Section 7.  Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the applicable Agent(s), on the other hand, from the applicable offering of Shares or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the applicable Agent(s), on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.
The relative benefits received by the Company, on the one hand, and the applicable Agent(s), on the other hand, in connection with the applicable offering of Shares shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company, on the one hand, bear to the total commissions or underwriting discounts (before deducting expenses) received by the applicable Agent(s), on the other hand.
The relative fault of the Company, on the one hand, and the applicable Agent(s), on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the applicable Agent(s) and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the applicable Agents were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Entity, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.
Notwithstanding the provisions of this Section 7, no Agent shall be required to contribute any amount in excess of the total commissions or underwriting discounts received by such Agent in connection with Shares sold pursuant to this Agreement.
No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
For purposes of this Section 7, each person, if any, who controls an Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and an Agent’s Affiliates, selling agents, officers and directors shall have the same rights to contribution as such Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, the Canadian Base Prospectus and/or the Prospectuses, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.  Each Agent’s respective obligation to contribute pursuant to this Section 7 is several in proportion to the commission received by such Agent in the applicable offering.
Section 8.  Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of an Agent or its Affiliates, selling agents, officers or directors or any person controlling such Agent, or the Company or its officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Shares. For the avoidance of doubt, this Section shall be subject to the effect of applicable statutes of limitation.
Section 9.  Termination.
(a)          This Agreement may be terminated for any reason, at any time, by either the Company or an Agent, as to itself, upon the giving of prior written notice to the other parties hereto. Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such Shares shall settle in accordance with the provisions of this Agreement.
(b)          In the event of any termination under this Section 9, no party will have any liability to the other parties hereto, except that (i) the Agents shall be entitled to any commissions earned in accordance with Section 2(e) hereof but not yet paid, (ii) if at the time of termination an offer to purchase any Shares has been accepted by the Company but the Settlement Date has not occurred, the covenants set forth in Section 3 hereof shall remain in effect until such Shares are so delivered, and (iii) the covenant set forth in Section 3(h) hereof, the provisions of Section 4 hereof, the indemnity and contribution agreements set forth in Sections 6 and 7 hereof, and the provisions of Sections 8, 13, 14, 15 and 16 hereof shall remain in effect.
Section 10.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Agents shall be directed to them at their respective addresses listed in Annex I hereto and notices to the Company shall be directed to it at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 Attention: Gary Brown, with a copy, which shall not constitute notice to Suite 2100 – 40 King St W, Toronto, ON M5H 3C2, Attention: Mark Bennett, mbennett@cassels.com.
Section 11.  No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) each purchase and sale of Shares pursuant to this Agreement, including the determination of the respective public offering prices of Shares, if any, and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the applicable Agent, on the other hand, (b) the Agents have not assumed and will not assume any advisory or fiduciary responsibility in favor of the Company or any of its subsidiaries or other affiliates with respect to any offering of Shares or the process leading thereto (irrespective of whether the applicable Agent has advised or is currently advising the Company or any of its subsidiaries or other affiliates on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement, (c) the Agents and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (d) the Agents have not provided any legal, accounting, financial, regulatory or tax advice to the Company or any other person or entity with respect to any offering of Shares and the Company has consulted its own respective legal, accounting, financial, regulatory and tax advisors to the extent it deemed appropriate.
Section 12.  Recognition of the U.S. Special Resolution Regimes.
(a)          In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.
(b)          In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.
For purposes of this Section 12, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.
Section 13. Parties.  This Agreement shall inure to the benefit of and be binding upon each of the Agents and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Agents, their respective Affiliates and selling agents, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Agents, their respective Affiliates and selling agents, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Shares shall be deemed to be a successor by reason merely of such purchase.
Section 14.  Trial by Jury.  Each of the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates), and the Agents hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
Section 15.  GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.
Section 16.  Consent to Jurisdiction; Waiver of Immunity.  Each of the Company and the Agents agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any Specified Court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of the Specified Courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to a party’s address set forth in Section 10 hereof shall be effective service of process upon such party for any suit, action or proceeding brought in any Specified Court.  Each of the Company and the Agents irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding in the Specified Courts and irrevocably and unconditionally waives and agrees not to plead or claim in any Specified Court that any such suit, action or proceeding brought in any Specified Court has been brought in an inconvenient forum.  The Company irrevocably appoints Puglisi & Associates with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711 as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any Specified Court. With respect to any Related Proceeding, each of the Company and the Agents irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and, with respect to any Related Judgment, each of the Company and the Agents waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
Section 17. Judgment Currency. The Company agrees to indemnify each Agent, its directors, officers, affiliates and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
Section 18.  TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT.  EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.
Section 19.  TMX Group.  The Company hereby acknowledges that CIBC World Markets Inc. and National Bank Financial Inc. or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange (the “Exchanges”). No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. CIBC World Markets Inc. and National Bank Financial Inc. do not require the Company to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.
Section 20.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S.  Federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
Section 21.  Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Agents and the Company in accordance with its terms.

Very truly yours,

Wheaton Precious Metals Corp.

By:	/s/ Randy V.J. Smallwood
Name: Randy V.J. Smallwood
Title: President and Chief Executive Officer

[Signature Page to the Sales Agreement]

Accepted as of the date hereof:
BofA Securities, Inc.

By:	/s/ Scott Langley
Name: Scott Langley
Title: Managing Director

Merrill Lynch Canada Inc.

By:	/s/ Scott Langley
Name: Scott Langley
Title: Managing Director

[Signature Page to the Sales Agreement]

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director, Equity Capital Markets

BMO Nesbitt Burns Inc.

By:	/s/ Jamie Rogers
Name: Jamie Rogers
Title: Managing Director

[Signature Page to the Sales Agreement]

RBC Capital Markets, LLC

By:	/s/ Michael Davis
Name: Michael Davis
Title: Managing Director

RBC Dominion Securities Inc.

By:	/s/ Craig Dudra
Name: Craig Dudra
Title: Managing Director

[Signature Page to the Sales Agreement]

Scotia Capital (USA) Inc.

By:	/s/ John Cronin
Name: John Cronin
Title: Managing Director

Scotia Capital Inc.

By:	/s/ Geoff Smith
Name: Geoff Smith
Title: Managing Director

[Signature Page to the Sales Agreement]

CIBC World Markets Inc.

By:	/s/ Matthew Dugaro
Name: Matthew Dugaro
Title: Executive Director

[Signature Page to the Sales Agreement]

TD Securities Inc.

By:	/s/ Ted McGurk
Name: Ted McGurk
Title: Managing Director

[Signature Page to the Sales Agreement]

National Bank Financial Inc.

By:	/s/ Morten Eisenhardt
Name: Morten Eisenhardt
Title: Managing Director

[Signature Page to the Sales Agreement]

MUFG Securities Americas Inc.

By:	/s/ Richard Testa
Name: Richard Testa
Title: Managing Director

[Signature Page to the Sales Agreement]

Mizuho Securities USA LLC

By:	/s/ Stephen F. X. Roney
Name: Stephen F. X. Roney
Title: Managing Director

[Signature Page to the Sales Agreement]

Eight Capital

By:	/s/ David Morrison
Name: David Morrison
Title: Principal, President, CEO & Head of Investment Banking

[Signature Page to the Sales Agreement]

Raymond James Ltd.

By:	/s/ John Willett
Name: John Willett
Title: Managing Director

[Signature Page to the Sales Agreement]

Canaccord Genuity Corp.

By:	/s/ Gunnar Eggertson
Name: Gunnar Eggertson
Title: Managing Director, Global Mining Mergers and Acquisitions, Investment Banking

[Signature Page to the Sales Agreement]

Exhibit A
FORM OF OPINION OF U.S COUNSEL TO THE COMPANY
TO BE DELIVERED PURSUANT TO SECTION 5(c)
The following opinions, based upon customary assumptions, exceptions and qualifications:
1.          The Sales Agreement has been duly executed and delivered by the Company, to the extent such execution and delivery is a matter of New York law.
2.          The statements in the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.
3.          The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act.  We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Common Shares.
4.          No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder other than any filing with the Commission on Form 6-K under the Exchange Act.  For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.
5.          The Company is not and, after giving effect to the offering and sale of the Shares, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.
6.          The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder will not violate Applicable Law, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement.  For purposes of this opinion, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 3, above) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Sales Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Sales Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.  We express no opinion where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.
A-1

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America.  Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.  We express no opinion with respect to the enforceability of any indemnity against any loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.
7.         In the course of acting as special counsel to the Company in connection with the offering of the Shares, we have participated in conferences and telephone conversations with your representatives, including your Canadian and United States counsel, Canadian counsel to the Company, officers and other representatives of the Company, the independent registered public accountants for the Company and the “qualified persons” referenced in the Registration Statement and the U.S. Prospectus, during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed.  Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time the Sales Agreement was executed, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and all information regarding mineral properties (including estimates of mineral reserves and mineral resources) reviewed by the “qualified persons” referenced in the Registration Statement, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the date hereof, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, and all information regarding mineral properties (including estimates of mineral reserves and mineral resources) reviewed by the “qualified persons” referenced in the U.S. Prospectus, in each case, as to which we express no such belief), taken together with any Issuer Free Writing Prospectus issued as of the date hereof, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
A-2

Exhibit B
FORM OF OPINION OF CANADIAN COUNSEL TO THE COMPANY
TO BE DELIVERED PURSUANT TO SECTION 5(c)
The following opinions, based upon customary assumptions, exceptions and qualifications:
1.          The Company is a company continued and existing under the Business Corporations Act (Ontario) and is, with respect to the filing of annual reports, in good standing, and has all requisite corporate power and capacity to carry on its business as presently carried on and to own, lease and operate its properties and assets, as described in the Canadian Preliminary Base Shelf Prospectus, the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement (the “Canadian Offering Documents”).
2.          The authorized share capital of the Company consists of: (i) an unlimited number of Common Shares of which [●] were issued and outstanding as at the close of business on [●], 2020; and (ii) an unlimited number of preference shares, issuable in series, none of which were issued and outstanding as at the close of business on [●], 2020.
3.          (i)(A) the statements in the Canadian Preliminary Base Shelf Prospectus and the Canadian Base Shelf Prospectus under the heading “Description of Common Shares”, and (B) the statements in the Registration Statement under “Part II – Information Not Required to be Delivered to Offerees or Purchasers – Indemnification”, insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects, and (ii) the attributes and characteristics of the Shares conform in all material respects with the descriptions thereof in the Canadian Prospectus Supplement.
4.          The form of the definitive certificate representing the Common Shares has been duly approved and adopted by the Company and complies with the terms and conditions of the constating documents of the Company, the Business Corporations Act (Ontario) and the requirements of the Toronto Stock Exchange (the “TSX”).
5.          AST Trust Company (Canada) has been duly appointed as the transfer agent and registrar for the Common Shares.
6.          The Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Sales Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares. The Shares are not subject to any pre-emptive or similar right under (i) the Business Corporations Act (Ontario), and (ii) the constating documents of the Company.
7.          The Common Shares are listed and posted for trading on the TSX and the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances.
8.          The Company is a reporting issuer (or the equivalent) under the Canadian Securities Laws of the Qualifying Canadian Jurisdictions and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the Qualifying Canadian Jurisdictions.
9.          The Company has the necessary corporate power and capacity to certify and file the Canadian Offering Documents and all necessary corporate action has been taken by the Company to authorize the
B-1

certification by it of the Canadian Offering Documents and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under the applicable Canadian Securities Laws.
10.          The Company has the necessary corporate power and capacity to execute, deliver and perform its obligations under the Sales Agreement and to issue, sell and deliver the Shares.
11.          All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Sales Agreement and the performance of its obligations under the Sales Agreement and to authorize the issuance, sale and delivery of the Shares.
12.          The execution and delivery of the Sales Agreement by the Company, the fulfilment of the terms of the Sales Agreement by the Company and the issuance, sale and delivery of the Shares, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, (i) the constating documents of the Company, (ii) any laws of general application in the Province of Ontario or the federal laws of Canada, (iii) the Company’s US$2 billion revolving credit facility (as amended from time to time), or (iv) to our knowledge, any judgment, decree, order, statute, rule or regulation of any court or judicial, regulatory or other legal or governmental agency or body applicable to the Company.
13.          Except such as have been made or obtained under the applicable Canadian Securities Laws, and except for filings after the date hereof by the Company required under applicable Canadian Securities Laws, the Exemption, the rules and policies of the TSX and any undertaking to a securities regulatory authority, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of the Sales Agreement or the consummation by the Company of the transactions contemplated therein.
14.          All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained by the Company under applicable Canadian Securities Laws to qualify the distribution to the public of the Shares in the Canadian Qualifying Jurisdictions through persons who are duly registered under the applicable Canadian Securities Laws and who have complied with such laws.
15.          Subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of Canadian law under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Offering Documents are accurate.
16.          No withholding tax imposed under the federal laws of Canada or the laws of any province will be payable in respect of any commission or fee to be paid by the Company pursuant to the Sales Agreement to the U.S. Agents that are “non-residents” within the meaning of the Income Tax Act (Canada) provided any such commission or fee is payable in respect of services rendered by the U.S. Agents wholly outside of Canada and are performed in the ordinary course of business carried on by the U.S. Agents that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

B-2